SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

John M. Ganley Senior Counsel	FOUR TIMES SQUARE NEW YORK 10036-6522 _____ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com November 6, 2012

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Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

RE:	The Cushing MLP Infrastructure Fund
(File No. 811-22727)

Dear Mr. Ganley:

We received your written comments on August 31, 2012, to the registration statement on Form N-2 filed by The Cushing® MLP Infrastructure Fund (the “Fund”) on August 1, 2012 (the “Registration Statement”). The Fund has considered your comments to the Registration Statement and has authorized us to make on its behalf, the responses and amendments to the Registration Statement discussed below.

These changes, as well as other changes made since the filing of the Registration Statement, will be reflected in Post-Effective Amendment No. 1 to the Registration Statement which is filed herewith and marked to show all changes made since the previous filing of the Registration Statement.

All changes were conformed throughout the Registration Statement where applicable. For ease of reference, we have summarized your comments below followed by our responses.

John M. Ganley

November 6, 2012

Part A — INFORMATION REQUIRED IN A PROSPECTUS:

Item 3 Fee Table and Synopsis (page 1)

Comment 1: Footnote (1) to the fee table indicates that the Fund will pay the Adviser an Investment Management Fee of 1.00% per annum of the Fund’s Managed Assets payable monthly in advance. We note, however, that the Investment Management Agreement included as Exhibit G to the registration statement is not dated or executed. Please inform us whether the Fund currently has a written advisory agreement approved by shareholders which complies with Section 15(a) of the Investment Company Act of 1940 (“Investment Company Act”). Please explain to us why payments to the Adviser in advance are not borrowings by the Adviser in violation of Section 17(a)(3) of the Investment Company Act.

Response: The Fund has entered into a written Investment Management Agreement with the Adviser, which was approved by the Fund’s board of trustees and shareholders in compliance with Section 15(a) of the Investment Company Act. A copy of the executed Investment Management Agreement is filed with Post-Effective Amendment No. 1 to the Registration Statement.

Pursuant to the Investment Management Agreement, the Fund pays monthly fees to the Adviser in advance and the Investment Management Agreement is terminable on sixty days’ notice. The Investment Management Agreement also provides for the pro-ration of the fee in the final month of the contract following termination. The effect of these provisions is that the Adviser will not, in any month, receive fees in excess of what it is ultimately entitled to receive, even in the event of termination of the contract by the Fund. Because fees would not be subject to repayment to the Fund, the Fund respectfully submits that the monthly payment in advance by the Fund should not be considered to be a loan to the Adviser in violation of Section 17(a)(3) of the Investment Company Act.

Comment 2: Footnote (1) to the fee table also indicates that the Fund may obtain Financial Leverage by reinvesting collateral received for securities loaned in accordance with the Fund’s investment objective and policies. The obligation to return the collateral may be deemed a senior security within the meaning of Section 18(g) of the Investment Company Act. Please explain to us how the Fund will meet its obligations under Section 18 with respect to collateral which the Fund reinvests.

Response: The reference in footnote (1) is to the definition of “Managed Assets” as used in the Fund’s Investment Management Agreement. While the Fund is permitted to loan portfolio securities in an amount not to exceed 33% of the Fund’s total assets, the Fund does not currently engage or intend to engage in lending of portfolio securities. If the Fund were to lend portfolio securities, it would do so in accordance with applicable interpretive positions of the Staff of the SEC. The Fund expects that were it to engage in securities lending, it would reinvest collateral as most funds do, in short-term, high quality debt instruments

John M. Ganley

November 6, 2012

or money market vehicles in accordance with procedures adopted by the Fund’s Board of Trustees.

Comment 3: Disclosure elsewhere in the registration statement indicates that the Fund may invest in various derivative instruments, including credit default swaps and total return swaps. Please explain to us how the Fund will value derivatives for purposes of (i) calculating net assets, and (ii) calculating the amount of Managed Assets, on which the Adviser charges its Management Fee. Please provide in your response letter an affirmative statement that the Fund will not use notional value of its derivative investments for purposes of determining net assets and Managed Assets.

Response: The Fund does not currently intend to use any particular derivative instrument as a principal investment strategy but its investment policies and restrictions allow it to use various derivative instrument for hedging, risk management or portfolio management purposes or to earn income. To the extent that the Fund uses derivative instruments, the Fund will include the fair value of the of the derivative instrument in its calculations of net asset value and Managed Assets. The Fund will determine the fair value of derivative instruments in accordance with the Fund’s valuation policies and procedures adopted by the Board of Trustees of the Fund. To the extent that the notional value of a derivative instrument exceeds its fair value, the notional value will not be included for purposes of determining net assets and Managed Assets.

Item 8 General Description of the Registrant — 8.2 Investment Objectives and Policies (page 2)

Comment 4: Disclosure in the fourth paragraph of this section (on page 3) indicates that Fund’s focus is investing in “a core group of energy infrastructure MLPs.” Because the Fund’s name does not include the term “energy”, an investor may reasonably believe the Fund invests in infrastructure MLPs generally, not only energy infrastructure companies. Please revise the Fund’s name or its investment policies to avoid potential investor confusion.

Response: The Fund respectfully submits that Rule 35d-1 under the Investment Company Act (the “Names Rule”) does not require the Fund to include the term “energy” in its name. As applicable to the Fund, the Names Rule permits a fund to use a name suggesting investment in certain investments or industries only if “the fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investments, or investments in the particular industry or industries, suggested by the fund’s name.”1 However, the Names Rule does not preclude a fund from further narrowing its investments to sub-section of the broader type of investment suggested by the fund’s name. For example, it would not violate the Names Rule for a fund whose name was

[1]	Rule 35d-1(a)(2) under the Investment Company Act.

John M. Ganley

November 6, 2012

“Equity Fund” to invest solely in equities of a certain market capitalization range or in a certain economic sector(s).

Section 35(d) of the Investment Company Act provides that a fund’s name must not be materially deceptive or misleading. The Fund respectfully submits that neither the Fund’s name nor the disclosure in the Fund’s Registration Statement is deceptive or misleading. Currently, the only MLP issuers in the infrastructure sector are energy companies. Therefore, the Fund believes that the disclosure in the Fund’s Registration Statement is appropriate. However, if in the future there were to be non-energy related MLP issuers within the infrastructure sector, such issuers would be permitted investments by the Fund in accordance with its 80% policy and its name. In such an event, the Fund would provide shareholders with information regarding the broadening nature of the MLP infrastructure sector through updated disclosure in its offering memorandum and disclosure in shareholder reports.

Comment 5: Disclosure in the last paragraph of this section (on page 3) indicates that the Fund may invest in below investment grade debt securities. Please include the term “junk bonds” in the disclosure.

Response: The requested disclosure has been added to the Registration Statement.

Item 8 General Description of the Registrant — Investment Restrictions (page 3)

Comment 6: Disclosure in the last paragraph on page 4 states that the Fund has a policy to invest at least 80% of its total assets in MLP investments. Inasmuch as the Fund’s name includes the term “MLP Infrastructure”, please revise the Fund’s 80% policy to refer to MLP Infrastructure investments. See Rule 35d-1 under the Investment Company Act.

Response: The Fund notes that while page 4 contains a statement regarding changing the Fund’s 80% policy, the full text of the Fund’s 80% policy itself was inadvertently omitted from Section 8.2 “Investment Objectives and Policies.” Section 8.2 has been revised to include the Fund’s 80% policy.

The requested disclosure has been added to the Registration Statement.

Item 8 General Description of the Registrant — Strategic Transactions Risk (page 16)

Comment 7: This section states that the Fund may engage in various derivative contracts, including swaps and credit default swaps. Please disclose that when the Fund is a protection seller under a credit default swap or engages in a total return swap agreement the Fund will segregate assets equal to the full notional amount of the swap agreement.

John M. Ganley

November 6, 2012

Response: The Fund supplementally confirms that as the seller of a credit default swap, the Fund will generally earmark or segregate cash or liquid assets to cover any potential obligation under a credit default swap (i.e. the notional amount of the swap) sold by it. With respect to other forms of swaps, the Fund will earmark or segregate cash or liquid securities in an amount at least equal to the current value of the amount then payable by the Fund under the terms of such transactions or otherwise cover such transactions in accordance with applicable interpretations of the staff of the SEC. Obligations under swap agreements entered into on a net basis are generally accrued daily and any accrued but unpaid amounts owed by the Fund to the swap counterparty will be covered by segregating liquid assets. If the Fund enters into a swap agreement on other than a net basis, the Fund will segregate liquid assets with a value equal to the full amount of the Fund’s accrued obligations under the agreement.

Item 10 Capital Stock, Long-Term Debt, and Other Securities (page 27)

Comment 8: This section, beginning on page 28, describes the tender offer procedures the Fund will use. It provides that an investor choosing to tender shares must tender them by the Notice Date. Promptly after the Notice Date, investors tendering shares will be provided a non-interest bearing Repurchase Instrument. The amount of the Repurchase Instrument will be determined on the Valuation Date, approximately 45 calendar days after the Notice Date. Investors will then receive cash payments approximately 10 days later. Please explain to us how this payment procedure is consistent with Rule 13e-4(f)(5) under Securities Exchange Act of 1934 (“Exchange Act”), which requires an issuer making a tender offer to pay the consideration offered promptly after the expiration of a tender offer.

Response: The Fund respectfully submits that the Fund’s tender offers are conducted in a manner consistent with Rule 13e-4(f)(5) under the Exchange Act. When a Fund unitholder tenders its shares for repurchase by the Fund, promptly after the expiration date of the tender offer (i.e. the Notice Date), the Fund will purchase those tendered units that are accepted for repurchase in exchange for a repurchase instrument issued by the Fund to the tendering unitholder. Thus the repurchase instrument reflects the consideration for the tendered units, and payment of such consideration (i.e. the issuance to the tendering shareholder of the repurchase instrument) occurs promptly after the expiration of the tender offer. The tender offer materials filed by the Fund for the tender offers that have been conducted by the Fund reflect this structure. The Fund notes that these tender offer materials contain the disclosure required by the tender offer rules for tender offers for which the consideration is other than cash. The payment that investors receive approximately 45 days later is a payment under the terms of the Repurchase Instrument, and not the consideration under the tender offer.

The Fund notes that similar tender offer mechanics are used by many other registered funds. See e.g. Center Coast Core MLP Fund I, LLC (File No. 811-22565, Schedule TO filed August 2, 2012); BlackRock Preferred Partners LLC

John M. Ganley

November 6, 2012

(File No. 811-22550, registration statement effective August 26, 2011); Private Advisors Alternative Strategies Master Fund (File No. 811-22646, registration statement effective April 24, 2012).

Item 18 Management (page S-1)

Comment 9: Please disclose in this section the extent of the Board’s role in the risk oversight of the Fund, such as how the Board administers its oversight function and the effect that this has on the Board’s leadership structure. See Item 18.5(a) of Form N-2.

Response: The requested disclosure has been added to the Registration Statement.

Comment 10: Paragraph 18.17 on page S-6 describes generally the basis for selecting Trustees to serve on the Board. Item 18.17 of Form N-2 requires a fund , to briefly discuss “for each director” the specific experience qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. Please revise the section to provide the required information for each Trustee.

Response: The requested disclosure has been added to the Registration Statement.

Item 24 Financial Statements — Condensed Schedule of Investments (page S-15)

Comment 11: This section provides a Condensed Schedule of Investments. Please provide a Schedule of Investments compliant with Section 12-12 of Regulation S-X.

Response: The Fund notes that the audited financial statements included in the Registration Statement were prepared prior to the time the Fund filed its Registration Statement. Going forward, the Fund’s financial statements, as will be contained in the Fund’s semi-annual and annual reports to shareholders and filed with the SEC on Form N-CSR, will be prepared in conformity of the rules and regulations that became applicable to the Fund following its registration with the SEC. The Fund respectfully submits that restating the Fund’s financial statements for the fiscal year ended November 30, 2011 in order to include a full schedule of investments is not in the best interests of shareholders due to the associated costs which would be borne by the Fund, and ultimately, its shareholders.

*            *             *            *

John M. Ganley

November 6, 2012

If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (212) 735-3805 or Eric Requenez at (212) 735-3742.

Sincerely,

/s/ Philip H. Harris

Philip H. Harris